Valeo

02 MAY 24 AM 10: C

Paris, May 22, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

02034297

SUPPL

Dear Sirs,

Please find enclosed:

- The summary of the prospectus relating to the share buy-back program subject to the Combined Shareholders' Meeting that will be held on May 29, 2002 upon first notice, and, failing quorum, on June 10, 2002.

Yours faithfully,

Bruno-Roland Bernard
Investor Relations Director

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Encl.

dlw 5/24

SUMMARY OF THE PROSPECTUS

RELATING TO THE SHARE BUY-BACK PROGRAM SUBJECT TO THE APPROVAL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING THAT WILL BE HELD ON MAY 29, 2002 UPON FIRST NOTICE, AND, FAILING QUORUM, ON JUNE 10, 2002

The *Commission des opérations de bourse* affixed the visa n°02-511 dated May 6, 2002 on the prospectus.

PURPOSE OF THE BUY-BACK PROGRAM

Valeo is contemplating to buy-back its own shares with a view, in particular:

- to stabilize the stock price by systematic intervention against the market trend;
- to tender shares in exchange, as payment or otherwise during acquisitions;
- to tender shares upon exercise of the rights attached to securities giving rights to shares of the company through redemption, conversion, exchange or presentation of a warrant or in any other manner;
- to cancel all or part of these shares subject to the Extraordinary General Meeting's adoption of a resolution authorizing the Management Board to carry out the cancellation;
- to implement stock purchase plans under the terms of Articles L. 225-177 *et seq.* of the Commercial Code;
- to implement employee stock purchase plans under the terms stipulated by law, in particular Articles L. 443-1 *et seq.* of the Labor Code;
- to implement a financial and equity management policy including keeping the said shares, selling them and transferring them in general.

TERMS AND CONDITIONS

Subject to the approval of the Ordinary and Extraordinary Shareholders' Meeting, the maximum number of shares that Valeo may buy back is equal to 10% of the total number of shares forming its share capital on the date on which the Managing Board shall use such authorization, *i.e.* as of the date hereof, 8,305,660 shares (*i.e.*, a maximum theoretical amount of euros 664.45 million based on the maximum purchase price of euros 80 per share) or, after deduction of the 1,202,011 treasury shares held as of April 30, 2002 (1.45% of the share capital), 7,103,649 shares (8.55% of the share capital) (*i.e.* a maximum theoretical amount of euros 568.29 million based on the maximum purchase price of euros 80 per share). The minimum selling price is euros 40 per share. The overall amount allocated to the share buy-back program submitted to the approval of the Ordinary and Extraordinary Shareholders' Meeting may not exceed euros 700 million, including costs and fees. Valeo may use all of the authorized program.

The acquisitions, sales and transfers may be done by any means, including derivatives, on the market or over-the-counter, and in particular by transactions on blocks of securities (without limitation in volume).

The share buy-back program may be implemented over a period of eighteen months following the date of the Shareholders' Meeting, *i.e.* until November 29, 2003 or, if the shareholders' meeting is postponed for lack of quorum, December 10, 2003.

Pursuant to Article L.225-209 of the Commercial Code, the shares purchased under the share buy-back program may be cancelled only within the limit of 10% of the share capital over any 24-month period.